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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


                          FOR THE MONTH OF OCTOBER 2002


                                   FIAT S.P.A.

                                  VIA NIZZA 250
                               TORINO, ITALY 10126

                 (INDICATE BY CHECK MARK WHETHER THE REGISTRANT
   FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.)

                          FORM 20-F [X]   FORM 40-F [ ]

                INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM
                IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
                 COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934.)


                               YES [ ]     NO [X]
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[FIAT LETTERHEAD]


NEWS RELEASE

For Immediate Release

The Fiat Group acknowledged the appreciation received from Capitalia, IntesaBCI, San Paolo IMI and Unicredito Italiano with respect to its industrial and financial plan for the restructuring and relaunch of Fiat Auto. The plan was illustrated today in detail to the top executives of the four banks.


Turin, October 16, 2002


For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone  (212) 207-0947
Fax    (212) 421-5194
Email  draspa@fiatusa.com
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:      October 17, 2002


                                                FIAT S.p.A.


                                                BY: /s/ James J. Kennedy
                                                    ---------------------------
                                                      James J. Kennedy
                                                      Power of Attorney